08026287

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2008
Washington, DC 112

SEC FILE NUMBER
8- 34979

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BPU Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Oxford Centre, Suite 3300, 301 Grant Street
(No. and Street)

Pittsburgh, (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick E. Pierchalski (412) 288-9150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Dr. Suite 800, Pittsburgh, PA 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick E. Pierchalski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BPU Investment Management, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MAUREEN C. SHELLEY, NOTARY PUBLIC
PINE TOWNSHIP, ALLEGHENY COUNTY
MY COMMISSION EXPIRES JAN. 6, 2011

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPU INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2007

BPU INVESTMENT MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND ACCOMPANYING INFORMATION
DECEMBER 31, 2007

CONTENTS

Independent Auditors' Report and Financial Statements

Supplementary Information

Other Information

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **BPU Investment Management, Inc.** (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BPU Investment Management, Inc.** at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

January 17, 2008

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and Cash Equivalents	$	444,033
Securities Owned - At Market Value		65,139
Receivable from Broker-Dealers and Clearing Organizations		199,549
Prepaids and Other Assets		49,479
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation of Approximately $219,400		30,449
Total Assets	$	788,649

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	206,619
Stockholders' Equity		
Common Stock - Par Value $1 Per Share Authorized;		
65,000 Shares Issued and Outstanding		65,000
Retained Earnings		517,030
Total Stockholders' Equity		582,030
Total Liabilities and Stockholders' Equity	$	788,649

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE		
Investment Management Fees	$	3,068,994
Net Dealer Inventory and Investment Gains		709,659
Commission and Fees		1,380,908
Interest		93,162
Other Revenues and Gains		61,994
Total Revenue		5,314,717
EXPENSES		
Employee Compensation and Benefits		3,512,386
Other		576,878
Communications		247,199
Occupancy and Equipment Rentals		210,230
Commissions and Clearing Charges to Other Brokers		211,806
Total Expenses		4,758,499
Net Income	$	556,218

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings
Balance - December 31, 2006	$ 65,000	$ 392,756
Stockholder Dividends	-	(431,944)
Net Income	-	556,218
Balanace - December 31, 2007	$ 65,000	$ 517,030

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES		
Net Income	$	556,218
Noncash Items Included in Net Income		
Depreciation		22,541
Unrealized Gains on Securities		(24,516)
Changes In		
Receivable From Broker-Dealers and Clearing Organizations		50,349
Prepaids and Other Assets		(8,319)
Accounts Payable, Accrued Expenses, and Other Liabilities		66,162
Net Cash and Cash Equivalents From Operating Activities		662,435
FINANCING ACTIVITIES		
Dividends Paid		(431,944)
Net Increase in Cash and Cash Equivalents		230,491
Cash and Cash Equivalents - Beginning		213,542
Cash and Cash Equivalents - Ending	$	444,033

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

BPU Investment Management, Inc. was incorporated in September 1985, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA) and is also a federally registered investment advisor.

The Company is headquartered in Pittsburgh, Pennsylvania and maintains a branch office in Greensburg, Pennsylvania. The Company executes principal and agency securities transactions, and manages investment portfolios.

2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements of BPU Investment Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing organizations. Those organizations are located in Pennsylvania and Massachusetts (financial institutions) and Virginia and New Jersey (clearing organizations). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The cash accounts maintained at the clearing organizations are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with those accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Securities owned are held in accounts with the Company's clearing organizations and consist of equity securities. The securities accounts at the clearing organizations are insured by the Securities Investor Protection Corporation up to $500,000.

Securities are carried at market value. Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. The resulting difference between cost and market is included in income.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives ranging from five to seven years. Depreciation expense for the year ended December 31, 2007, amounted to approximately $22,500.

Investment Management Fees

Investment management fees charged to customers are billed quarterly, but are recognized on a pro rata basis over the quarter as earned.

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was approximately $139,500 in 2007 and is included in the accompanying statement of operations under the caption "other expenses."

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company's financial statements do not include a provision for income taxes.

3 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2007, consisted of the following:

Deposits with Clearing Organizations	$ 100,000
Fees and Commissions Receivable	99,549
	$ 199,549

Effective August 22, 2007, the Company clears its transactions on a fully disclosed basis through Pershing LLC, previously cleared through First Clearing, LLC. The amounts receivable from the clearing organizations relate to amounts due from those organizations.

4 – EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees, as defined. During 2007, the Company adopted certain plan modifications which revised the calculation of the contribution to the plan. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling approximately $117,100 was incurred by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

5 – REVOLVING CREDIT LINE

Under the terms of a revolving credit agreement with a bank, the Company may borrow up to $300,000, which was fully available at December 31, 2007. Principal borrowings on the line are payable on demand and interest on advances is payable monthly at the prime rate plus .5% (7.75% at December 31, 2007). The line is collateralized with principally all assets of the Company and calls for stockholder guarantees. The credit line agreement also calls for periodic renewals.

6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space, vehicles, and equipment under several short-term and long-term agreements that expire in various years through 2010. Certain of the leases call for renewal options. The leases are classified as operating leases. The leases call for monthly base rents of approximately $15,700 at December 31, 2007. Certain of the office space leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2007, rent expense under the leases was approximately $211,700.

6 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2007, for each of the next three years are:

Year Ending December 31,	
2008	$ 202,500
2009	63,800
2010	4,700
	$ 271,000

Affiliation Agreement

The Company has an affiliation agreement to provide certain financial services to a third-party organization. Under the terms of the agreement, the Company compensates this affiliate at certain agreed-upon rates for revenues earned on services generated by the affiliate. The agreement has no expiration date and can be terminated by either party with a sixty day written notice. During 2007, approximately 1% of the Company's revenues were earned under this agreement.

7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2007, the Company's net capital under the uniform net capital rule was approximately $501,400, which exceeded the minimum capital requirements by approximately $451,400. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007, was .41 to 1.

BPU INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL		
Stockholders' Equity	$	582,030
Deductions		
Nonallowable Assets:		
Furniture and Equipment - Net		30,449
Other Assets		34,558
Other Deductions and/or Charges		4,000
Haircuts on Securities Owned		11,651
		80,658
Net Capital	$	501,372
AGGREGATE INDEBTEDNESS		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	206,619
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-2/3% of Aggregate Indebtness or $50,000)	$	50,000
Net Capital in Excess of Amount Required		451,372
Net Capital	$	501,372
Ratio of Aggregate Indebtedness to Net Capital		.41 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of From X-17A-5 as of December 31, 2007)		
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$	501,372
Net Capital, as Reported in the Audited Financial Statements	$	501,372

See independent auditors' report.

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **BPU Investment Management, Inc.** (the Company) for the year ended December 31, 2007, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Varney, Kinney & Co. LLC

January 17, 2008

END